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                               November 3, 2021

       Martin Zinny
       Chief Executive Officer
       DP Cap Acquisition Corp I
       One Marina Park Drive, 10th Floor
       Boston, MA 02210

                                                        Re: DP Cap Acquisition
Corp I
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 29,
2021
                                                            File No. 333-260456

       Dear Mr. Zinny:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1 filed October 29, 2021

       Risk Factors
       Our warrant agreements will designate the courts of the State of New York..., page 64

   1. Please revise the description of the exclusive forum provision in your warrant agreements to state that it does
not apply to suits brought to enforce, "with respect to suits brought in federal courts, any
duty or liability created by the Securities Act or the rules and regulations thereunder
for which Section 22 of the Securities Act creates concurrent jurisdiction for
federal and state courts," as stated in the warrant agreements.
 Martin Zinny
FirstName LastNameMartin
DP Cap Acquisition Corp I Zinny
Comapany 3,
November  NameDP
             2021 Cap Acquisition Corp I
November
Page 2    3, 2021 Page 2
FirstName LastName
        You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at (202) 551-4969 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Erika Weinberg